SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b) (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)

Kemet Corp.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

488360207

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BRC Partners Opportunity Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,523,205
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,523,205
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,523,205
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.28%
12	TYPE OF REPORTING PERSON* PN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) B. Riley Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,524,555
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,524,555
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,524,555
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.28%
12	TYPE OF REPORTING PERSON* IA

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) B. Riley & Co., LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 16,028
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 16,028
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,028
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.03%
12	TYPE OF REPORTING PERSON* BD

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) B. Riley Financial, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,540,583
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,540,583
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,540,583
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.31%
12	TYPE OF REPORTING PERSON* CO

Item 1(a).	Name of Issuer:

Kemet Corp., a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2835 Kemet Way

Simpson, SC 29681

Item 2(a).	Name of Person Filing:

BRC Partners Opportunity Fund, L.P., a Delaware limited partnership (“BPOF”)

B. Riley Capital Management, LLC, a New York limited liability company (“BRCM”)

B. Riley & Co., LLC, a Delaware limited liability company (“BRC”)

B. Riley Financial, Inc., a Delaware corporation (“BRF”)

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business address of each of BPOF, BRCM, and BRC is:

11100 Santa Monica Blvd. Suite 800

Los Angeles, CA 90025

The principal place of business of BRF is:

21255 Burbank Blvd. Suite 400

Woodland Hills, CA 91367

Item 2(c).	Citizenship:

The citizenship of each of BPOF, BRC, and BRF is Delaware.

The citizenship of each of BRCM is New York.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 (the “Common Stock”)

Item 2(e).	CUSIP Number:

488360207

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

☒	Not applicable.

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

Effective February 9, 2016, the delegation of authority granting Bryant R. Riley certain voting, dispositive and other investment powers with the respect to the securities held by BPOF, BRCM, and BRC was revoked by B. Riley Financial, Inc. Accordingly such voting, dispositive and other investment powers which were previously vested in Mr. Riley have reverted back to B. Riley Financial, Inc. Accordingly, B. Riley Financial, Inc. may be deemed to beneficially own the shares of Common Stock beneficially owned by BPOF, BRCM, and BRC. The November 17, 2016 filing indicating beneficial ownership of Common Stock by Bryant R. Riley is hereby amended to remove such beneficial ownership in accordance with the statements above.

(a)	Amount beneficially owned:

As of the close of business on December 31, 2016, BPOF beneficially owned 1,523,205 shares of Common Stock. BRCM, as the investment advisor and general partner of BPOF, may be deemed to beneficially own the 1,523,205 shares of Common Stock directly owned by BPOF.

As of the close of business on December 31, 2016, BRCM beneficially owned 1,524,555 shares of Common Stock. BRCM, as the investment advisor and general partner of BPOF, may be deemed to beneficially own the 1,523,205 shares of Common Stock directly owned by BPOF. BRCM, as the investment advisor of certain Separately Managed Accounts (the “SMA Accounts”), may be deemed to beneficially own the 1,350 shares of Common Stock directly owned by the SMA Accounts. BRF, as the parent company of BRCM, may be deemed to beneficially own the aggregate of 1,524,555 shares of Common Stock owned by BRCM.

As of the close of business on December 31, 2016, BRC beneficially owned 16,028 shares of Common Stock. BRF, as the parent company of BRC, may be deemed to own the 16,028 shares of Common Stock directly owned by BRC.

Accordingly, as of the close of business on December 31, 2016, BRF may be deemed to beneficially own the aggregate of 1,540,583 shares of Common Stock.

The foregoing should not be construed as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person. Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

(b)	Percent of class:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 46,506,510 shares of Common Stock as reported in the Issuer’s 10-Q filed with the SEC on February 2, 2017.

As of the close of business on December 31, 2016, BPOF directly owned approximately 3.28% of the outstanding shares of Common Stock. By virtue of their relationships described above in Item 4(a), each of BPOF and BRF may be deemed to beneficially own approximately 3.28% of the outstanding shares of Common Stock, which are directly owned by BPOF.

As of the close of business on December 31, 2016, BRCM directly owned approximately 3.28% of the outstanding shares of Common Stock. By virtue of their relationships described above in Item 4(a), BRF may be deemed to beneficially own approximately 0.00% of the outstanding shares of Common Stock, which are directly owned by the SMA Accounts and approximately 3.28% of the outstanding shares of Common Stock, which are directly owned by BPOF.

As of the close of business on December 31, 2016, BRC directly owned approximately 0.03% of the outstanding shares of Common Stock. By virtue of their relationships described above in Item 4(a), BRF may be deemed to beneficially own approximately 0.03% of the outstanding shares of Common Stock, which are directly owned by BRC.

Accordingly, as of the close of business on December 31, 2016, BRF may also be deemed to beneficially own the aggregate of approximately 3.31% of the outstanding shares of Common Stock.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2017	BRC PARTNERS OPPORTUNITY FUND, LP

	By:	B. Riley Capital Management, LLC
its General Partner

	By:	/s/ Bryant R. Riley
	Name:	Bryant R. Riley
	Title:	Chief Executive Officer

B. RILEY CAPITAL MANAGEMENT, LLC

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Executive Officer

B. RILEY & CO., LLC

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chairman

B. RILEY FINANCIAL, INC

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Executive Officer